Mail Stop 6010

September 10, 2008

Timothy D. Consalvi
President and Chief Executive Officer
Gateway International Holdings Inc.
2672 Dow Avenue
Tustin, California 92780

> **Re:** **Gateway International Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed August 25, 2008**
> **File No. 0-53265**

Dear Mr. Consalvi:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements, page F-1</u>

<u>Note 15. Income Tax, page F-21</u>

1.   Please refer to prior comment 12. We note from your response that your financial projections for the year ended June 30, 2008 include the generation of profit before income taxes which were in excess of the 2007 amount of $1,170,452. It is based on these results management concluded its ability to utilize remaining NOLs were more likely than not. We note, however, that for the nine months ended March 31, 2008 you reported a loss before income taxes of $(446,679).

Based on your nine months results, please tell us if you continue to believe you will meet your projections for the year ended June 30, 2008 and if not, how that changes your conclusion.

2.   In this regard, please tell us why you believe income in 2007 and your anticipated income in 2008 represent a "strong earnings history" as discussed in paragraph 24 of SFAS 109.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Perry Hindin at (202) 551- 3444 with any other questions.

Sincerely,

Angela J. Crane
Accounting Branch Chief